INVEST IN **ELIXIR KOMBUCHA**

Award-winning craft kombucha company led by former healthcare professionals

elixirkombucha.com Louisville KY

Food & Beverage | Ecommerce | Health & Fitness

LEAD INVESTOR



Gill Holland Community Builder

I have followed Elixir Kombucha for a couple of years and seen their amazing results - from a pretty tiny operation, growing into a really nice brand, expanding carefully and diligently into new markets with great (and significant) customers, and making a superbly tasty product (I always thought I didn't like kombucha until my wife brought some Elixiir home one day and I tried it and now I am hooked on the low calories, high taste and other health benefits).

Invested $5,000 this round

Highlights

1. Top selling local kombucha in the entire Whole Foods Midwest region
2. Strategic partners include Whole Foods, Creation Gardens, US Foods and Green District
3. ⚕ Founders have extensive previous experience as healthcare professionals
4. Won the Silver Award in the Fruited category of the Kombucha Kup 2022
5. Over 90% reorder rate with retailers
6. Co-founder elected to trade association's Board of Directors
7. $1B industry, projected to hit $3.5B by 2026

Our Team



Corey Wood Co-founder & CEO

ICU nurse turned CPG founder. Thrives in high pressure settings. CEO, Elixir Kombucha. Board Member, Kombucha Brewers International.

We believe that gut-friendly products are the future of food and beverage. Kombucha presents a top notch alternative to sugary sodas and we are on a mission to contribute to this healthy change in consumer preferences.



Danielle Wood Co-founder & CPO

Exercise physiologist turned CPG founder with incredibly discerning taste buds. Obsessed with finding balance between flavor and function as Chief Product Officer for Elixir Kombucha.



Patrick Kinsella Director of Operations

Entrepreneur and recovering mechanical engineer. Spent 11 years in manufacturing while running multiple side-hustles and serving as an advisor before transitioning into an operations role at a tech startup, and ultimately landing at Elixir.

Pitch

THE ELIXIR STORY


BUBBLY.
DELICIOUS.
PROBIOTIC.
ELIXIR
KOMBUCHA
LAVENDER
LEMONADE
LOUISVILLE CULTURED

At Elixir, we are on a mission to make it easy for people to make healthier choices without sacrificing taste or quality. That's why we focus on creating beverages that are full of flavor and packed with benefits. Our award-winning kombucha is never pasteurized, so our consumers can be sure they're getting all the benefits of live probiotics and organic acids.

We believe in creating balance in everything we do. Our approach to making kombucha is no exception. Our line of bubbly, probiotic brews is crafted to be approachable for mainstream consumers and hardcore kombucha drinkers alike.

OUR STORY



How It Started

Corey and Danielle Wood – Elixir's devoted co-founders – have been together for over 17 years. We began brewing kombucha at home in 2013 to help solve a pain point for Corey's cousin who had serious gut health issues. After he saw improvement in his symptoms, we became convinced of the power of kombucha to improve lives. We launched Elixir in 2016 and left our careers as healthcare professionals because we saw an opportunity to make a larger impact in the functional beverage space.

Elixir is not just another kombucha company. Our product is selling faster than we can make it, we are in a leadership position in our industry, and we are innovating new ways to make our products.


we believe in
the power of probiotics
to improve gut health.

The Team

Led by two former healthcare professionals, Elixir's true magic is without a doubt its stellar team of employees and advisors. Talented, hard working individuals with a diversity of backgrounds and experience provide the backbone that supports our operations.

In 2019, Corey was elected to the board of directors for Kombucha Brewers International, our industry's trade association. This access, insight and influence have put Elixir in a leadership role in kombucha.

Hyper-focused on Growth Through Strategic Partnerships

Elixir is the best selling local kombucha in Whole Foods Midwest! We have been offered an expansion into Ohio markets and must expand production to fulfill orders. Our partnership with this natural grocery behemoth will prove to be crucial to our long term growth.
Creation Gardens/What Chefs Want will be our distribution partner for Whole Foods Market and future off-premise expansion.

Another driver of growth is our unique partnership with Green District Salads. A Louisville-based and fast-growing quick service restaurant, Green District has engaged Elixir in an exclusive deal for a co-branded beverage program for all of their current and future locations. US Foods, one of the nation's largest foodservice distributors, will handle distribution for Green District and future on-premise expansion.

Innovation Makes Elixir Unique & Valuable

Elixir's unique formula and innovative brewing process are the result of years of fine tuning. We are now setting our sights on development of a proprietary fermentation method that will accelerate the process of kombucha making while preserving tradition and authenticity.

We also have a byproduct with biomaterial capabilities. The cellulosic biofilm that forms spontaneously on the surface of the brew - called a SCOBY - has huge potential for agricultural and industrial use. We are currently exploring avenues for diverting and repurposing this magical byproduct of our process.

Direct to Consumer Drives Profitability

We see our D2C model as an ecosystem of strategies to meet our customers where they are. Ecommerce provides an opportunity to access customers outside of our home market. When someone sees our kombucha at a Green District - in Denver, say - they will have a few ways to get more of our product. One is by finding additional distribution points in the area. Or they could just hop on our website or Instagram and get a case shipped to their door. Craft seltzers and NA beers are currently proving this model.

Subscriptions create recurring revenue from our superconsumers. Many kombucha drinkers find a daily use occasion - whether it's in the morning with coffee, at lunch as an alternative to soda, or in the evening as an alcohol replacement.

Finally, a taproom will provide a space for exclusive flavors and new product activations. But most importantly, it will provide a destination for folks to come connect with the people behind the brand.

Invest in a Mission-Driven Brand

An investment in Elixir is an investment in the future of food and beverage. As consumer preferences for healthier choices become more mainstream, gut-friendly products like kombucha will continue to gain traction and fill the refrigerators across American.

By investing in us, you'll not only be helping us achieve our goals, but you'll also be supporting a community. We believe that investing in small businesses is one of the best ways to make a positive impact on your community. So if you love kombucha and you want to help us bring delicious, gut-friendly products to even more people, consider investing today!


GO WITH YOUR GUT!
INVEST IN ELIXIR TODAY!